Contango Oil & Gas Company

(Commission File No. 001-16317)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Mid-Con Energy Partners, LP

(Commission File No. 001-35374)

The following are excerpts from a conference call conducted by Contango Oil & Gas Company (“Contango”) regarding its third quarter 2020 earnings held on November 16, 2020. The excerpts contain only those portions of the transcript relating to the proposed acquisition of Mid-Con Energy Partners, LP (“Mid-Con”) by Contango:

Operator

Good day, and welcome to the Contango Third Quarter 2020 Results Conference Call. Today’s conference is being recorded.

At this time, I would like to turn the conference over to Wilkie Colyer. Please go ahead.

Wilkie S. Colyer - Contango Oil & Gas Company—CEO & Director

Thank you. Good afternoon, and thank you for joining us for our third quarter 2020 earnings conference call. My name is Wilkie Colyer, and I’m the Chief Executive Officer of Contango.

…

Hopefully, everyone has had an opportunity to read through this afternoon’s press release, including the cautionary statements regarding forward-looking information and non-GAAP measures that apply to the statements on this call. Also, I will make reference to a presentation posted to our website in the Events & Presentations tab called Central Oklahoma—LOE reductions. So please pull that up if you’d like to follow along.

The last time we spoke with you just a few short weeks ago, we announced our merger with Mid-Con Energy Partners. This merger adds scale, substantial long-lived and low decline of oil reserves, it increases our exposure to oil at what we consider to be an attractive forward strip. It rationalizes costs out of the combined entity, enhances liquidity and free cash flow generation, adds a growth asset to our portfolio in Pine Tree and requires very little in the way of maintenance capital spending.

We were able to structure this transaction in a manner that allows us to keep a simple capital structure comprised of only bank debt and equity, which allows us to maintain optionality as we continue to pursue additional opportunities. Our supportive lending group led by JPMorgan and supportive shareholder base are major competitive advantages in this environment.

…

Recently, we entered into additional 2022 hedges, bringing us to 37% hedged on oil PDP at $42.04 through Q3 of 2022 and 65% hedged on gas PDP at $2.59 through Q3 of 2022. Not included in these numbers are the oil hedges we will inherit from Mid-Con when we close on that transaction late this year or early next.

…

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to Contango’s shareholders and Mid-Con’s unitholders for their consideration. Contango and Mid-Con intend to file a preliminary consent statement/proxy statement/prospectus (the “Consent Statement/Proxy Statement/Prospectus”) with the Securities and

Exchange Commission (the “SEC”) in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (each as defined in the Merger Agreement) in connection with the Proposed Merger. Contango intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Consent Statement/Proxy Statement/Prospectus will be included as a prospectus. Contango and Mid-Con also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Consent Statement/Proxy Statement/Prospectus will be mailed to Contango’s shareholders and Mid-Con’s unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS OF CONTANGO AND INVESTORS AND UNITHOLDERS OF MID-CON ARE URGED TO READ THE DEFINITIVE CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Consent Statement/Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Contango or Mid-Con with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Contango at www.contango.com or by directing a request to Contango’s Investor Relations Department at investorrelations@contango.com or free of charge from Mid-Con at www.mceplp.com or by directing a request to Mid-Con’s Investor Relations Department at MSA.OwnerRelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Contango, Mid-Con and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding Contango’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Shareholders, filed with the SEC on April 28, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 20, 2020. Information regarding Mid-Con’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020 and its Current Reports on Form 8-K, filed with the SEC on June 10, 2020 and August 6, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Consent Statement/Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Shareholders, unitholders, potential investors and other readers should read the Consent Statement/Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on Contango’s and Mid-Con’s current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal,” “opportunity” and similar expressions identify forward-looking statements and express Contango’s and Mid-Con’s expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Contango expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Contango’s and Mid-Con’s control. Consequently, actual future results could differ materially from Contango’s and Mid-Con’s expectations due to a number of factors, including, but not limited to: the risk that Contango’s and Mid-Con’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that a condition to closing of the Proposed Merger may not be satisfied; the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication of the Proposed Merger on Contango’s stock price or Mid-Con’s unit price; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Contango’s and Mid-Con’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Contango’s and Mid-Con’s indebtedness; risks related to Contango’s and Mid-Con’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Contango’s and Mid-Con’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Contango and Mid-Con may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Contango’s and Mid-Con’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Contango’s and Mid-Con’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Contango’s and Mid-Con’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Contango’s and Mid-Con’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Contango’s and Mid-Con’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Contango’s and Mid-Con’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share or unit of Contango and Mid-Con, as applicable, for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share or unit of Contango and Mid-Con, as applicable. Contango and Mid-Con do not give any assurance (1) that either Contango or Mid-Con will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Contango, Mid-Con or the Proposed Merger, the combined company or other matters and attributable to Contango, Mid-Con or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Contango and Mid-Con assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.